

April 20, 2015

Via E-mail
Norman Matthews
Chairman of the Board
The Children's Place
500 Plaza Drive
Secaucus, New Jersey 07094

Re: The Children's Place, Inc.
Preliminary Revised Proxy Statement filed on Schedule 14A
PRER14A filing made on April 17th, 2015 by The Children's Place, Inc.
File Number: 000-23071

Dear Mr. Matthews,

We have reviewed the above-captioned filing, and have the following comment. Please respond to this letter by amending the Schedule 14A. If you do not believe an amendment is appropriate, please tell us why in your response. We may have additional comments.

PRER14A filing made on April 17, 2015

1. We note the revised disclosures and correspondence dated April 17th, 2015, provided in response to our prior comment number nine from our comment letter dated April 16th, 2015. The revisions imply that the Proxy Committee may use its discretionary authority to vote on any matters introduced that satisfy the Rule 14a-4(c)(1) standard, even if the matter is a proposal to adjourn the meeting for the purpose of soliciting additional proxies. We do not believe that a potential vote on a proposal to adjourn the meeting for the purpose of soliciting additional support is unknown to the registrant or incidental to the conduct of the meeting. In order to remove such implication, please qualify the revised disclosures to indicate that the scope of such discretionary authority granted is limited to the terms of Rule 14a-4(c).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.   You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

The Children's Place, Inc.
c/o Mr. Norman Matthews
April 20, 2015
P a g e | **2**

cc:
Robert B. Schumer, Esq.
Steven J. Williams, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP